

Suite 3400, 425 – 1st Street S. W.
Calgary, Alberta, T2P 3L8
Tel: (403) 234-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON PETROLEUM TO PRESENT AT 2009 CAPP INVESTMENT SYMPOSIUM

CALGARY, June 11, 2009 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) is pleased to announce that Tim Granger, President & CEO, will present at 8:00 am MST (10:00 am EST) on Monday, June 15, 2009 at the 2009 Canadian Association of Petroleum Producers Oil and Gas Investment Symposium in Calgary.

Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website at www.comptonpetroleum.com.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com